Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is an excerpt from an internal employee communication of CSR plc (“CSR”) posted on CSR’s intranet in connection with the proposed merger of SiRF Technology Holdings, Inc. with a wholly-owned subsidiary of CSR.

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On 10 February, we announced our intention to merge with SiRF. Let me outline the transaction to you, and explain the rationale and why I think it is very good news for CSR and its strategy to address the growing market for the Connectivity Centre.

There is a compelling rationale for this deal that essentially falls into three areas:

Firstly, there is a strong financial case in which we see our revenue streams diversified - not only by customer but also by technology and market. We will take a leading position in the GPS market from the minute the companies are merged. The combined entity will have a very healthy balance sheet with a significant amount of cash (the ‘proforma' cash position at the end of December 2008 of CSR and SiRF combined was $378 million) and no debt. I expect the combined company to be able to deliver higher returns to shareholders than CSR could on a standalone basis, with the benefits being received almost immediately after we close the deal.

The second point is that this combination strengthens our company operationally.  At the highest level we are combining a global leader in GPS with the global leader in Bluetooth. We know our customers want us to produce a combination of these two technologies.

Third: as you know, we have focused on the Connectivity Centre ever since we completed our strategic review about a year ago.  The main technologies in the Connectivity Centre are Bluetooth, Wi-Fi and GPS. We are the market leader in Bluetooth, we have just launched the smallest and best-in-class Wi-Fi chip (Cinderella) and with the combination with SiRF, we will be positioned to achieve a clear leadership position in GPS.  And because our tier one customers are telling us consistently that they want us to produce a Bluetooth / GPS combination chip, we have received strong support from them for this merger.

So let's talk a little bit more about SiRF. The first thing to say is that it is a good company with a strong reputation in the GPS space. Just as CSR pioneered the Bluetooth technology, SiRF were the pioneers who took what was essentially a military technology and brought it into the consumer arena. The company's headquarters are in San Jose with R&D locations all over the world, including India and China. SiRF has 518 employees, with around 362 in R&D. Its 2008 revenue was $232.5 million.

SiRF is active in four segments - automotive, PNDs, handsets and consumer - which is entirely consistent with where we are currently active.  And the company has very close relationships with a customer base that is to a large extent complementary to our own and includes RIM, Motorola, Garmin and TomTom.

The transaction will strengthen CSR. The markets for Bluetooth and for GPS are expected to grow strongly in the coming years.  Added together, these technologies make up a very significant market to address and as I have already said, the combination of the world's best Bluetooth company with the world's best GPS clearly gives us a very strong position to address this entire market.  I am very excited by this.

One of the most significant operational synergies which comes from this combination is our complementary customer bases. While we share many customers, the depth of relationship, and therefore product penetration, is different and that will give us the opportunity to cross sell using these relationships. In many cases in customers where CSR is strong, SiRF is trying to get in, and vice versa. This means for us that in the relatively short term we will be able to significantly increase our market position both in Bluetooth and GPS.

Perhaps the most exciting prospect of the deal is that this merger strengthens our leadership position in the Connectivity Centre.  As I have repeated at every opportunity I get, the focus on the Connectivity Centre informs everything we do. This deal is no exception. We are already the world leader in Bluetooth, we have just launched a best-in-class Wi-Fi chip, we have MusiCore and now through this deal we have rounded off our GPS approach by teaming up with the leader in that technology.

This puts us in a position to credibly deliver any technology that makes up the Connectivity Centre.  Our recent announcement of CSR Synergy - a software platform that provides the glue that binds different parts of the Connectivity Centre together in handsets - highlights that our Connectivity Centre focus is not just about hardware. We offer complete solutions, including all software, embedded and host-based, to help our customers integrate the different wireless technologies quickly and smoothly.

Over the coming months we will do two main things. We will file the necessary paperwork with the UK and US regulatory bodies to conclude the deal and turn our intention to merge into reality. We expect this process to complete towards the end of the second quarter.

While this is ongoing, we will work hard to create a comprehensive integration plan. We need to consolidate the two organisations, create a common roadmap, align our processes and IT systems, reconcile two corporate cultures and more. Not an easy task, and very important as it is the key to unlock the potential that this merger presents to us all.

We have started the integration planning this week. The integration team is lead by Will Gardiner, and we have asked the McKinsey Olympic team to help us. Over the coming weeks and months you can expect regular communication about the integration process. I will be spending a lot of my time on this, and I count on the support of all of you to help make the integration smooth and fast.

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FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with Shannon Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing Shannon’s GPS-based location technology and our bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the United States Securities and Exchange Commission (“SEC”), including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger transaction involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.csr.com/home.php). None of CSR’s directors and executive officers hold any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 27, 2008 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.